

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 8, 2016

Via E-mail
Douglas Bathauer
Chief Executive Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 7
Bellingham, WA 98225

> **Re: Integral Technologies, Inc.**
> **Form 10-K for Fiscal-Year Ended June 30, 2015**
> **Response Dated March 28, 2016**
> **File No. 000-28353**

Dear Mr. Bathauer:

We have reviewed your March 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2016 letter.

Response Dated March 28, 2016

1.   We note your response to prior comment 1. Please expand your response to clarify the identity of the third party to which you refer, the "terms of the proposed agreement between the parties," and how those terms changed as a result of subsequent discussions with the counterparty.

Please contact Caleb French, Law Clerk, at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen A. Cohen
        Marc J. Ross